UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Bilibili Inc.
(Name of Issuer)

Class Z ordinary shares, $0.0001 par value per share American Depositary Shares, each representing one Class Z ordinary share, $0.0001 par value per share**
(Title of Class of Securities)

090040106***
(CUSIP Number)

December 31, 2021
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** The American Depositary Shares, each representing one Class Z ordinary share, $0.0001 par value per share, were separately registered on a registration statement on Form F-6 (Registration No. 333-223711).

*** The CUSIP number applies to the American Depositary Shares each representing one Class Z ordinary share, $0.0001 par value per share. No CUSIP has been assigned to the Class Z ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090040106	Page 1 of 14 Pages

1	Name of Reporting Person: CMC Bullet Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 2 of 14 Pages

1	Name of Reporting Person: CMC Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON PN

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 3 of 14 Pages

1	Name of Reporting Person: CMC Capital Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON PN

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 4 of 14 Pages

1	Name of Reporting Person: CMC Capital Partners GP, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 5 of 14 Pages

1	Name of Reporting Person: LaConfiance Investments Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 6 of 14 Pages

1	Name of Reporting Person: LeBonheur Holdings Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 7 of 14 Pages

1	Name of Reporting Person: CMC Beacon Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 8 of 14 Pages

1	Name of Reporting Person: CMC Beacon Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 9 of 14 Pages

1	Name of Reporting Person: CMC Inc. (f/k/a CMC Holdings Ltd.)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 10 of 14 Pages

1	Name of Reporting Person: Gold Pioneer Worldwide Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 11 of 14 Pages

1	Name of Reporting Person: GRLG Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 12 of 14 Pages

1	Name of Reporting Person: Brilliant Spark Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON CO

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 13 of 14 Pages

1	Name of Reporting Person: Ruigang Li
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or Place of Organization People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%*
12	TYPE OF REPORTING PERSON IN

* Based on 303,872,227 Class Z Ordinary Shares outstanding as of September 30, 2021, as reported in the Issuer's Form 6-K (File No. 001-38429) filed with the Securities and Exchange Commission on November 18, 2021.

CUSIP No. 090040106	Page 14 of 14 Pages

SCHEDULE 13G/A

Item 1(a)	Name of Issuer: Bilibili Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District. Shanghai, 200433, People's Republic of China.

Item 2(a)

Name of Persons Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

CMC Bullet Holdings Limited

CMC Capital Partners, L.P.

CMC Capital Partners GP, L.P.

CMC Capital Partners GP, Ltd.

LaConfiance Investments Ltd

LeBonheur Holdings Ltd

CMC Beacon Holdings Limited

CMC Beacon Ltd.

CMC Inc. (f/k/a/ CMC Holdings Ltd.)

Gold Pioneer Worldwide Limited

GLRG Holdings Limited

Brilliant Spark Holdings Limited

Ruigang Li

The shares reported on the initial Schedule 13G filed by the Reporting Persons on February 13, 2019 (the “Initial 13G”) were held by CMC Bullet Holdings Limited and CMC Beacon Holdings Limited. CMC Bullet Holdings Limited is a direct and wholly owned subsidiary of CMC Capital Partners, L.P. The general partner of CMC Capital Partners, L.P. is CMC Capital Partners GP, L.P. The general partner of CMC Capital Partners GP, L.P. is CMC Capital Partners GP, Ltd. CMC Capital Partners GP, Ltd. is wholly owned by LaConfiance Investments Ltd. LaConfiance Investments Ltd is wholly owned by LeBonheur Holdings Ltd. CMC Beacon Holdings Limited is a direct and wholly owned subsidiary of CMC Beacon Ltd.. CMC Beacon Ltd. is wholly owned by CMC Inc. (f/k/a CMC Holdings Ltd.). CMC Inc. is a non wholly-owned subsidiary of Gold Pioneer Worldwide Limited. Gold Pioneer Worldwide Limited holds the interest in CMC Inc. directly and also holds through its wholly-owned subsidiary, GLRG Holdings Limited. Each of Gold Pioneer Worldwide Limited and LeBonheur Holdings Ltd is wholly-owned by Brilliant Spark Holdings Limited. Brilliant Spark Holdings Limited is wholly-owned and controlled by Mr. Ruigang Li.

CMC Capital Partners, L.P., CMC Capital Partners GP, L.P., CMC Capital Partners GP, Ltd., LaConfiance Investments Ltd and LeBonheur Holdings Ltd, as a result, and by virtue of the relationships described above, may have been deemed to beneficially own the shares owned by CMC Bullet Holdings Limited.

CMC Beacon Ltd., CMC Inc., Gold Pioneer Worldwide Limited and GLRG Holdings Limited, as a result, and by virtue of the relationships described above, may have been deemed to beneficially own the shares owned by CMC Beacon Holdings Limited.

Brilliant Spark Holdings Limited and Ruigang Li, as a result, and by virtue of the relationships described above, may have been deemed to beneficially own the shares owned CMC Bullet Holdings Limited and CMC Beacon Holdings Limited.

Each of the Reporting Persons disclaims beneficial ownership of the shares reported on the Initial 13G except to the extent of its or his pecuniary interest therein.

Item 2(b)

Address of Principal Business Office, or if None, Residence:

The principal business address of each Reporting Person is as follows:

c/o CMC Capital Partners HK Limited

Suite 302, 3/F., Cheung Kong Centre,

No. 2 Queen's Road

Central, Hong Kong

Item 2(c)

Citizenship:

The citizenship of each Reporting Person is as follows:

CMC Bullet Holdings Limited - Cayman Islands

CMC Capital Partners, L.P. - Cayman Islands

CMC Capital Partners GP, L.P. - Cayman Islands

CMC Capital Partners GP, Ltd. - Cayman Islands

LaConfiance Investments Ltd - British Virgin Islands

LeBonheur Holdings Ltd - British Virgin Islands

CMC Beacon Holdings Limited - Cayman Islands

CMC Beacon Ltd. - Cayman Islands

CMC Inc. (f/k/a CMC Holdings Ltd.) - Cayman Islands

Gold Pioneer Worldwide Limited - British Virgin Islands

GLRG Holdings Limited - British Virgin Islands

Brilliant Spark Holdings Limited - British Virgin Islands

Ruigang Li - People's Republic of China

Item 2(d)	Title of Class of Securities: Class Z Ordinary Shares, $0.0001 par value

Item 2(e)	CUSIP Number: 090040106 (American depository shares)

Item 3

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a).☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c).☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e).☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f).☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g).☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h).☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i).☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j).☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k).☐ A group, in accordance with Rule 13d-1(b)(1)(ii) (A) through (K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4

Ownership:

(a). Amount beneficially owned: See the response to row 9 of the cover page for each Reporting Person.

(b). Percent of class: See the response to row 11 of the cover page for each Reporting Person.

(c). Number of shares as to which such person has:

(i). Sole power to vote or to direct the vote:

See the response to row 5 of the cover page for each Reporting Person.

(ii). Shared power to vote or to direct the vote:

See the response to row 6 of the cover page for each Reporting Person.

(iii). Sole power to dispose or to direct the disposition of:

See the response to row 7 of the cover page for each Reporting Person

(iv). Shared power to dispose or to direct the disposition of:

See the response to row 8 of the cover page for each Reporting Person.

Item 5

Ownership of Five Percent or Less of the Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification: Not Applicable.

CUSIP No. 090040106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

CMC BULLET HOLDINGS LIMITED

By:	/s/ Han Gao
Name: Han Gao
Title: Authorized Signatory

CMC CAPITAL PARTNERS, L.P.

Acting by CMC Capital Partners GP, L.P., its general partner
Acting by CMC Capital Partners GP, Ltd., its general partner

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

CMC CAPITAL PARTNERS GP, L.P.

Acting by CMC Capital Partners GP, Ltd., its general partner

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

CMC CAPITAL PARTNERS GP, LTD.

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

LACONFIANCE INVESTMENTS LTD

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

LEBONHEUR HOLDINGS LTD

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

CMC BEACON HOLDINGS LIMITED

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

CMC BEACON LTD.

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

CMC INC.

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

GOLD PIONEER WORLDWIDE LIMITED

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

GLRG HOLDINGS LIMITED

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

BRILLIANT SPARK HOLDINGS LIMITED

By:	/s/ Ruigang Li
Name: Ruigang Li
Title: Director

RUIGANG LI

By:	/s/ Ruigang Li
Ruigang Li, Individually

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated February 13, 2019 (filed as Exhibit 1 to the Schedule 13G filed on February 13, 2019 and incorporated herein by reference).